

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 12, 2006

Mr. Christopher L. Nagel
Executive Vice President and Chief Financial Officer
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, OH 43041

      Re: **The Scotts Miracle-Gro Company**
              Form 10-K for the Fiscal Year Ended September 30, 2005
              Filed December 15, 2005
              File No. 001-11593

Dear Mr. Nagel:

      We have completed our review of your 2005 Form 10-K, and do not, at this time, have any further comments.

                      Sincerely,

                      Karl Hiller
                      Branch Chief